July 26, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Keira Nakada

Rufus Decker

Re: TriNet Group, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 16, 2021

File No. 001-36373

Dear Ms. Nakada and Mr. Decker:

We received your letter dated July 12, 2021 setting forth comments from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) with respect to our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. References to “we”, “our”, “TriNet” and “the Company” refer to TriNet Group, Inc. and its consolidated subsidiaries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 34

1.	We note your response to comment one. Your presentation of Net Service Margin does not contemplate any cost of generating professional services revenue. In addition, while Net Service Margin and Net Insurance Service Margin contemplate insurance costs, which you previously disclosed as substantially pass-through costs, they do not contemplate any of the costs incurred to generate the related revenue. In this regard, we believe that the presentation of these measures fails to comply with Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise accordingly.

Thank you for clarifying the Staff’s earlier comment. We withdraw our proposal to disclose Net Service Margin and Net Insurance Service Margin. In addition, in our future filings starting with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, we will remove references to Net Service Revenue and Net Insurance Service Revenue. We will highlight our intention to cease disclosing these measures in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

To provide analysts and investors with insight into our insurance cost trends and our insurance price to risk performance, starting with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, we will include a new performance metric called Insurance Cost Ratio (ICR). ICR is the ratio of our GAAP insurance costs to our GAAP insurance service revenues. This performance metric is analogous to an insurance company loss ratio of incurred claims costs to premium revenue. For your convenience, attached as Appendix A is a current draft of our proposed ICR disclosure to be included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021. In addition, to help analysts and investors prepare for these future changes, we will also disclose the ratio of our GAAP insurance costs to our GAAP insurance service revenues in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

We will make ourselves available to provide any further clarity requested by the Division of Corporate Finance or the Office of the Chief Accountant. We request that the Staff contact the undersigned at (510) 352-5000 with any questions or comments regarding this response.

Respectfully submitted,

TriNet Group, Inc.

/s/ Kelly Tuminelli
By: Kelly Tuminelli EVP, Chief Financial Officer and Principal Financial Officer

Cc:

Christine Adams, U.S. Securities & Exchange Commission, Office of the Chief Accountant

Burton M. Goldfield, President and Chief Executive Officer

Samantha Wellington, SVP, Chief Legal Officer

Jonathan Lee, VP, Chief Accounting Officer

James Bodner, Deloitte & Touche LLP

Sarah K. Solum, Freshfields Bruckhaus Deringer LLP

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

ANNEX A

Insurance Cost Ratio Example Disclosure

Operating Metrics

Insurance Cost Ratio (ICR)

ICR is a performance measure calculated as the ratio of insurance costs to insurance service revenues. We believe that ICR promotes an understanding of our insurance cost trends and our ability to align our relative pricing to risk performance.

We purchase workers' compensation and health benefits coverage for our colleagues and WSEs. Under the insurance policies for this coverage, we bear claims costs up to a defined deductible amount. Our insurance costs, which comprise a significant portion of our overall costs, are significantly affected by our WSEs’ health and workers' compensation insurance claims experience. We set our insurance service fees for workers’ compensation and health benefits in advance for fixed benefit periods. As a result, increases in these insurance costs above our projections, reflected as a higher ICR, result in lower net income, and decreases in these insurance costs below our projections, reflected as a lower ICR, result in higher net income.

Under our fully-insured workers' compensation insurance policies, we assume the risk for losses up to $1 million per claim occurrence (deductible layer). The ultimate cost of the workers’ compensation services provided cannot be known until all the claims are settled. Our ability to predict these costs is limited by unexpected increases in frequency or severity of claims, which can vary due to changes in the cost of treatments or claim settlements.

Under our risk-based health insurance policies, we assume the risk of variability in future health claims costs for our enrollees. This variability typically results from changing trends in the volume, severity and ultimate cost of medical and pharmaceutical claims, due to changes to the components of MCT. These trends change, and other seasonal trends and variability may develop. As a result, it is difficult for us to predict our insurance costs with accuracy and a significant increase in these costs could have a material adverse effect on our business.

In 2021, ICR decreased as stay-at-home orders and social distancing practices reduced WSEs medical services utilization in the first month of the quarter, resulting in lower insurance costs. This was partially offset by a return to more normal utilization by end of March 2021, combined with COVID-19 testing, treatment and vaccination costs in 2021.

	Three Months Ended March 31,
(in millions)	2021	2020
Insurance costs	$751	$765
Insurance service revenues	$907	$892
Insurance Cost Ratio	83%	86%

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com